Exhibit 99.1

Okeanis Eco Tankers Corp. Reports Financial Results for the First Quarter of 2026

ATHENS, GREECE, May 13, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the first quarter of 2026, which are attached to this press release.

Financial performance of the First Quarter Ended March 31, 2026

•	Revenues of $170.2 million in Q1 2026, compared to $80.1 million in Q1 2025.
•	Profit of $88.3 million in Q1 2026, compared to $12.6 million in Q1 2025.
•	Vessel operating expenses of $12.2 million in Q1 2026, compared to $10.5 million in Q1 2025.
•	Earnings per share of $2.31 in Q1 2026 (based on a weighted average number of shares of 38,161,939 for the period), compared to $0.39 in Q1 2025.
•	Cash (including restricted cash) of $176.5 million as of March 31, 2026, compared to $122.5 million as of December 31, 2025.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $132.2 million in Q1 2026.
•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $109.6 million and $110.1 million, respectively, in Q1 2026.
•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $88.9 million or $2.33 per basic and diluted share in Q1 2026.
•	Fleetwide daily TCE rate* of $93,600 per available spot day and $93,100 per operating day; VLCC TCE rate of $106,400 per available spot day and $104,300 per operating day; and Suezmax TCE rate of $81,600 per available spot and operating day.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,593 per calendar day, including management fees, in Q1 2026.
•	In Q2 2026 to date, 46% of the available VLCC spot days have been booked at an average TCE rate of $223,900 per day and 60% of the available Suezmax spot days have been booked at an average TCE rate of $187,300 per day.

Declaration of Q1 2026 dividend

The Company’s board of directors declared a dividend of $2.00 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on June 5, 2026, to shareholders of record as of May 28, 2026. The common shares will be traded ex-dividend on the NYSE as from and including May 28, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including May 27, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about June 10, 2026.

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday, May 14, 2026 to discuss the Q1 2026 results.

The webcast will include a slide presentation and will be available on the following link: https://events.q4inc.com/attendee/446194895

An audio replay of the conference call will be available on our website: http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Okeanis Eco Tankers Corp. Reports Financial Results for the First Quarter of 2026

ATHENS, GREECE, May 13, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the first quarter of 2026.

Financial performance of the First Quarter Ended March 31, 2026

•	Revenues of $170.2 million in Q1 2026, compared to $80.1 million in Q1 2025.
•	Profit of $88.3 million in Q1 2026, compared to $12.6 million in Q1 2025.
•	Vessel operating expenses of $12.2 million in Q1 2026, compared to $10.5 million in Q1 2025.
•	Earnings per share of $2.31 in Q1 2026 (based on a weighted average number of shares of 38,161,939 for the period), compared to $0.39 in Q1 2025.
•	Cash (including restricted cash) of $176.5 million as of March 31, 2026, compared to $122.5 million as of December 31, 2025.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $132.2 million in Q1 2026.
•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $109.6 million and $110.1 million, respectively, in Q1 2026.
•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $88.9 million or $2.33 per basic and diluted share in Q1 2026.
•	Fleetwide daily TCE rate* of $93,600 per available spot day and $93,100 per operating day; VLCC TCE rate of $106,400 per available spot day and $104,300 per operating day; and Suezmax TCE rate of $81,600 per available spot and operating day.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,593 per calendar day, including management fees, in Q1 2026.
•	In Q2 2026 to date, 46% of the available VLCC spot days have been booked at an average TCE rate of $223,900 per day and 60% of the available Suezmax spot days have been booked at an average TCE rate of $187,300 per day.

Declaration of Q1 2026 dividend

The Company’s board of directors declared a dividend of $2.00 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on June 5, 2026, to shareholders of record as of May 28, 2026. The common shares will be traded ex-dividend on the NYSE as from and including May 28, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including May 27, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about June 10, 2026.

Financial results overview-first quarter of 2026

		Q1 2026	Q1 2025	% Change
Commercial	VLCC Daily TCE*	$104,300	$38,000	174%
Performance	Suezmax Daily TCE*	$81,600	$39,200	108%
USD per day	Fleetwide Daily TCE*	$93,100	$38,500	142%
	Fleetwide Daily Opex (incl. mgmt. fees)*	$9,593	$9,233	4%

		Q1 2026	Q1 2025	% Change
Income	TCE Revenue*	$132.2	$48.6	172%
Statement	Adjusted EBITDA*	$110.1	$32.5	239%
USDm excl. EPS	Adjusted Profit*	$88.9	$11.4	680%
	Adjusted Earnings Per Share*	$2.33	$0.36	547%

		March 31, 2026	December 31, 2025	% Change
Balance Sheet	Total Debt	$683.1	$605.1	13%
USDm	Total Cash (incl. Restricted Cash)**	$176.5	$122.5	44%
	Total Assets	$1,447.1	$1,200.6	21%
	Total Equity	$725.3	$573.1	27%
	Book Leverage***	41%	46%	(10)%

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Out of the total cash balance, $45.0 million is classified as restricted, representing short term (less than three months) cash collateral held in a restricted account in connection with Nissos Piperi facility. The Nissos Piperi Facility, for the duration of such cash collateral, bears interest at a reduced interest all-in rate of 0.5%.

***Book Leverage is calculated as net debt over net debt plus equity.

Key information, management commentary and subsequent events

•	The Company paid a dividend of approximately $60.5 million, or $1.55 per share, in March 2026.

•	Voyage expenses for Q1 2026 of $36.2 million, up from $30.9 million in Q1 2025. The 17% increase is mostly attributable to higher port expenses.

•	Interest and finance costs for Q1 2026 of $10.3 million, down from $11.4 million in Q1 2025. The decrease was mainly due to decreased interest expenses from $11.0 million in Q1 2025 to $9.7 million in Q1 2026 mainly due to a decrease in the margin payable under our loans.

•	The Company recorded a profit of $88.3 million in Q1 2026, compared to a profit of $12.6 million in Q1 2025. The increase derives mainly from the increased revenues generated from operations.

•	TCE revenue in Q1 2026 increased by 172%, compared to Q1 2025, primarily due to a corresponding incline in TCE rates.

•	On January 21, 2026, the Company successfully priced an offering of 3,611,111 new shares of the Company’s common stock, par value $0.001 per share, at a price of $36.0 per share, raising gross proceeds of approximately $130.0 million.

•	In January 2026, the Company took delivery of Nissos Piperi and Nissos Serifopoula.

•	In January 2026, the Company entered into two memoranda of agreement to purchase two newbuilding Suezmax vessels (approx. 157,000 dwt) from unrelated third-party sellers for $99.3 million each. Both vessels are expected to be delivered to the Company in May and July 2026, respectively.

•	The board of directors of the Company (the “Board”) reappointed Robert Knapp and Joshua Nemser as directors of the Company, effective February 19, 2026. Mr. Knapp and Mr. Nemser had each resigned from the Board in October 2025, but such resignations were not a result of any disagreement with the Company or its management, nor were they related to any matter relating to the Company’s operations, policies, or practices. Following such appointments, the Board remains comprised of a majority of independent directors. The composition of each of the committees of the Board remains the same and is unaffected by these resignations, except for the remuneration committee, which is now comprised of Charlotte Stratos, Francis “Frank” Dunne, and Robert Knapp.

•	In February 2026, the Company entered into a one-year time charter agreement with a global commodities trading company, for its VLCC vessel Nissos Nikouria, at a rate of $91,140 per day.

•	On April 29, 2026, we entered into a $50.0 million facility agreement to finance the previously announced declaration of our option to purchase back the Nissos Rhenia from its current sale and leaseback financier (the “Nissos Rhenia Facility”). The Nissos Rhenia Facility is provided by a prominent Greek bank. It contains an interest rate of Term SOFR plus 125 basis points (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.825 million, together with a balloon installment of $26.9 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Rhenia, and it will be guaranteed by the Company. The facility was drawn on April 30, 2026, and the vessel Nissos Rhenia was repurchased from its sale and leaseback financier on May 4, 2026.

•	On April 30, 2026, we entered into a $50.0 million facility agreement to finance the previously announced declaration of our option to purchase back the Nissos Despotiko from its current sale and leaseback financier (the “Nissos Despotiko Facility”). The Nissos Despotiko Facility is provided by another prominent Greek bank. It contains an interest rate of Term SOFR plus 130 basis points (or 55 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in nine years, and will be repaid in quarterly installments of $0.825 million, together with a balloon installment of $20.3 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Despotiko, and it will be guaranteed by the Company. The transaction is expected to close in June 2026.

•	On April 30, 2026, we entered into a $90.0 million facility agreement to finance a portion of the acquisition price of our two recently acquired newbuilding contracts relating to two new Suezmax vessels, each under construction at Daehan Shipbuilding Co., Ltd, expected to be named Nissos Tigani and Nissos Vous, with expected deliveries from the shipyard in May 2026 and July 2026, respectively (the “Nissos Tigani and Nissos Vous Facility”). The Nissos Tigani and Nissos Vous Facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 120 basis points, matures in eight years, and will be repaid in quarterly installments of $1.07 million, together with aggregate balloon installments of $55.76 million at maturity, related to both vessels. It will be secured by, among other things, mortgages over the Nissos Tigani and the Nissos Vous, and it will be guaranteed by the Company. The transaction is expected to close in May 2026 and July 2026, respectively, for each of the two vessels.

Fleet*

As of March 31, 2026, the Company’s fleet was comprised of the following 16 vessels with an average age of 5.8 years and aggregate capacity of approximately 3.8 million deadweight tons:

•	eight Suezmax vessels with an average age of 5.7 years; and
•	eight VLCC vessels with an average age of 5.9 years.

*Age and deadweight capacity do not include the Suezmax vessels that are expected to be delivered in May and July of 2026.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday, May 14, 2026 to discuss the Q1 2026 results.

The webcast will include a slide presentation and will be available on the following link: https://events.q4inc.com/attendee/446194895

An audio replay of the conference call will be available on our website: http://www.okeanisecotankers.com/reports/

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months ended March 31,
USD	2026	2025
Revenue	$170,165,016	$80,147,652

Operating expenses
Commissions	(1,703,196)	(674,183)
Voyage expenses	(36,241,351)	(30,917,090)
Vessel operating expenses	(12,231,071)	(10,499,058)
Management fees – related party	(1,391,600)	(1,134,000)
Depreciation and amortization	(12,013,349)	(10,222,121)
General and administrative expenses	(8,527,108)	(4,421,136)
Total operating expenses	$(72,107,675)	$(57,867,588)
Operating profit	$98,057,341	$22,280,064

Other income / (expenses)
Interest income	1,051,202	408,133
Interest expense and other finance costs	(10,330,556)	(11,405,292)
Unrealized (loss)/ gain, net on derivatives	(627,457)	1,114,601
Realized gain/ (loss), net on derivatives	345,830	(92,329)
Foreign exchange (loss)/ gain	(178,657)	250,756
Total other expenses	$(9,739,638)	$(9,724,131)

Profit for the period	$88,317,703	$12,555,933

Other comprehensive income	-	-
Total comprehensive income for the period	$88,317,703	$12,555,933

Profit attributable to the owners of the Group	$88,317,703	$12,555,933
Total comprehensive income attributable to the owners of the Group	$88,317,703	$12,555,933

Earnings per share - basic & diluted	$2.31	$0.39
Weighted average no. of shares - basic & diluted	38,161,939	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	March 31, 2026	December 31, 2025
ASSETS
Non-current assets
Vessels, net	$1,105,213,636	$922,117,179
Advances for acquisition of vessels	39,737,420	38,894,251
Other non-current assets	1,274,698	58,332
Derivative financial instruments	-	120,638
Restricted cash	5,010,000	4,510,000
Total non-current assets	$1,151,235,754	$965,700,400
Current assets
Inventories	$24,351,319	$17,273,715
Trade and other receivables	78,658,818	85,091,040
Claims receivable	590,016	320,097
Prepaid expenses and other current assets	12,479,166	6,466,709
Derivative financial instruments	963,507	1,470,326
Current account due from related parties	7,263,886	6,286,469
Current portion of restricted cash	45,937,603	1,399,243
Cash & cash equivalents	125,572,096	116,636,741
Total current assets	$295,816,411	$234,944,340
TOTAL ASSETS	$1,447,052,165	$1,200,644,740
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$39,740	$36,129
Additional paid-in capital	249,287,654	124,891,132
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(34,903)	(34,903)
Retained earnings	480,581,297	452,782,809
Total shareholders’ equity	$725,289,859	$573,091,238
Non-current liabilities
Long-term borrowings, net of current portion	$546,218,974	$470,583,980
Retirement benefit obligations	61,629	61,629
Other non-current liabilities	1,596,491	-
Total non-current liabilities	$547,877,094	$470,645,609
Current liabilities
Trade payables	$21,595,404	$13,748,183
Accrued expenses and other current liabilities	12,721,427	8,643,793
Deferred revenue	2,700,023	-
Current portion of long-term borrowings	136,868,358	134,515,917
Total current liabilities	$173,885,212	$156,907,893
TOTAL LIABILITIES	$721,762,306	$627,553,502
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,447,052,165	$1,200,644,740

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	12,555,933	12,555,933
Dividends declared ($0.35 per share)	—	—	—	—	—	(11,267,937)	(11,267,937)
Balance - March 31, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$401,800,347	$411,714,912

Balance - January 1, 2026	35,433,544	$36,129	$124,891,132	$(4,583,929)	$(34,903)	$452,782,809	$573,091,238
Profit for the period	—	—	—	—	—	88,317,703	88,317,703
Dividends declared ($1.55 per share)	—	—	—	—	—	(60,519,215)	(60,519,215)
Common share issuance, net of offering expenses	3,611,111	3,611	124,396,522	—	—	—	124,400,133
Balance - March 31, 2026	39,044,655	$39,740	$249,287,654	$(4,583,929)	$(34,903)	$480,581,297	$725,289,859

Unaudited condensed consolidated statements of cash flows

	For the three months ended March 31,
USD	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$88,317,703	$12,555,933

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	12,013,349	10,222,121
Interest expense	9,735,336	11,014,592
Amortization of loan financing fees and loan modification gain	314,329	321,553
Unrealized loss/ (gain), net on derivatives	627,457	(1,114,601)
Interest income	(1,051,202)	(408,133)
Unrealized foreign exchange (gain) /loss	(7,385)	(319,616)
Total reconciliation adjustments	$21,631,884	$19,715,916

Changes in working capital:
Trade and other receivables	6,582,122	(7,088,023)
Prepaid expenses and other current assets and non-current assets	(7,234,292)	1,823,689
Inventories	(7,077,603)	(1,633,174)
Trade payables	8,878,077	(106,831)
Accrued expenses and other current liabilities	5,271,172	(1,438,739)
Deferred revenue	2,700,023	-
Claims receivable	(269,918)	(77,521)
Due to related parties	-	(530,030)
Due from related parties	(977,417)	(388,938)
Total changes in working capital	$7,872,164	$(9,439,567)
Interest paid	(9,332,383)	(10,867,503)
Net cash provided by operating activities	$108,489,368	$11,964,779

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(45,038,360)	(911,020)
Payments for special survey and drydocking costs	(851,859)	(719,608)
Payments for vessels and advances for acquisition of vessels	(196,131,744)	-
Interest received	861,303	290,720
Net cash used in investing activities	$(241,160,660)	$(1,339,908)

CASH FLOWS FROM FINANCING ACTIVITIES		-
Proceeds from long-term borrowings	90,000,000	(11,892,732)
Repayments of long-term borrowings	(11,804,154)	(11,267,937)
Net proceeds from common share issuance	124,400,133	-
Dividends paid	(60,519,215)	-
Payments of loan financing fees	(517,500)	-
Net cash provided by/ (used in) financing activities	$141,559,264	$(23,160,669)
Effects of exchange rate changes of cash held in foreign currency	47,383	338,126
Net change in cash and cash equivalents	8,887,972	(12,535,798)
Cash and cash equivalents at beginning of period	116,636,741	49,343,664
Cash and cash equivalents at end of period	$125,572,096	$37,145,992

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Company together with its wholly owned subsidiaries, (the “Group”) evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss), and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE rate

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue (TCE) are not measures of revenue under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months
	ended March 31,
USD	2026	2025
Revenue	$170,165,016	$80,147,652
Voyage expenses	(36,241,351)	(30,917,090)
Commissions	(1,703,196)	(674,183)
Time charter equivalent revenue	$132,220,469	$48,556,379
Calendar days	1,420	1,260
Operating days	1,420	1,260
Daily TCE rate	$93,113	$38,537

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Also, it is an alternative measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months
	ended March 31,
USD	2026	2025
Vessel operating expenses	$12,231,071	$10,499,058
Management fees	1,391,600	1,134,000
Total vessel operating expenses	$13,622,671	$11,633,058
Calendar days	1,420	1,260
Daily Opex	$9,593	$9,233
Daily Opex excluding management fees	$8,613	$8,333

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications and loss on debt extinguishment. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss), loss on debt extinguishment and gain/(loss) on disposal of vessels, if any. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of profit under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2026	2025
Profit for the period	$88,317,703	$12,555,933
Depreciation and amortization	12,013,349	10,222,121
Interest and other finance costs	10,330,556	11,405,292
Interest income	(1,051,202)	(408,133)
EBITDA	$109,610,406	$33,775,213
Unrealized loss/ (gain), net on derivatives	627,457	(1,114,601)
Realized (gain)/ loss, net on derivatives	(345,830)	92,329
Foreign exchange loss/ (gain)	178,657	(250,756)
Adjusted EBITDA	$110,070,690	$32,502,185

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended March 31,
USD	2026	2025
Profit for the period	$88,317,703	$12,555,933
Unrealized loss/ (gain), net on derivatives	627,457	(1,114,601)
Adjusted Profit	$88,945,160	$11,441,332
Weighted average number of common shares outstanding in the period	38,161,939	32,194,108
Adjusted earnings per share, basic and diluted	$2.33	$0.36

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.